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SI 19010257

SEC Mail Processing Section MAR 11 2019 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2355 East Camelback Road, Suite 210
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Greeson - (602) 283-3177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Ave. 9th Floor (Address) Phoenix (City) AZ (State) 85004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matthew Greeson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Capital Partners LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

PETE NOSRATSANGAR
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
January 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) *Statement of Financial Condition.*
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arcadia Capital Partners, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Member of
Arcadia Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arcadia Capital Partners, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

We have served as the Company's auditor since 2017

Phoenix, Arizona
February 27, 2019

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Arcadia Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and Cash Equivalents	$220,533
Prepaid Expenses	23,369
Security Deposits	25,536
Total Assets	$269,438

LIABILITIES AND MEMBER'S EQUITY

Accrued Expenses	$ 3,702
Deferred Rent Liability	11,502
Deferred Rent Revenue	3,068
Total Liabilities	18,272
Member's Equity	251,166
Total Liabilities and Member's Equity	$269,438

The accompanying notes are an integral part of the financial statements.

Arcadia Capital Partners, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

REVENUE	
Retainer Income	$ 100,000
Success Fee Income	1,008,441
Other Income	11,572
Total Revenue	1,120,013
EXPENSES	
Advertising and Marketing	14,660
Auto and Travel	78,462
Dues and Subscriptions	16,671
General and Administrative	76,850
Professional Fees	43,169
Rent Expense	68,026
Salaries Expense	247,355
Total Expenses	545,193
Net Income	$ 574,820

The accompanying notes are an integral part of the financial statements.

Arcadia Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2018

Member's Equity, December 31, 2017	$	177,917
Net Income		574,820
Member Contributions		-
Member Distributions		(501,571)
Member's Equity, December 31, 2018	$	251,166

The accompanying notes are an integral part of the financial statements.

Arcadia Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cashflows from operating activities:	
Net Income	$574,820
Adjustments to reconcile net income to:	
Prepaid Expenses	(1,544)
Security Deposit	(13,001)
Accrued Expenses	(22,459)
Deferred Rent Revenue	1,568
Net cash provided by operating activities	539,384
Cashflows from financing activities:	
Member Distributions	(501,571)
Net cash used by financing activities	(501,571)
Net cash increase for period	37,813
Cash and cash equivalents at beginning of period	182,720
Cash and cash equivalents at end of period	$220,533

The accompanying notes are an integral part of the financial statements.

Arcadia Capital Partners, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Arcadia Capital Partners, LLC (the "Company") was formed on May 19, 2016 as a Delaware Limited Liability Corporation (LLC). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on June 1, 2016. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company intends to provide investment banking services including providing advisory services for a fee for mergers and acquisitions and for private placements.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States, and in accordance with financial statements of broker-dealers.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company will recognize revenue for investment banking, merger and acquisition and private placement transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. The Company will also recognize retainer revenue at the time of invoicing when collection is reasonably assured and the services have been rendered, typically monthly.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is recognized as an S Corporation for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the unit holder for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The Company is subject to examination for federal and state purposes since inception.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximates fair value given its short-term nature.

Note 2 – Risks

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue is derived primarily from success fee income off of investment banking services. Consequently, success fee revenue tends to be concentrated on a relatively small number of transactions annually.

Note 3 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2018, the Company had net capital of $202,261, which was $197,261 in excess of the amount required to be maintained at that date. At December 31, 2018, the Company had a ratio of aggregate indebtedness to net capital of 0.09 to 1.

Note 4 – Commitments and Contingencies

Operating Leases

The Company has entered into lease agreements for office space in Phoenix, Arizona and Minneapolis, Minnesota. The Phoenix and Minneapolis office leases expire in August 2023 and July 2020, respectively. Monthly base rent lease payments range from approximately $4,100 to $4,300. The Company had a total rent expense of approximately $68,000.

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2019	$ 102,261
2020	81,927
2021	47,388
2022	52,540
2023	35,413
Total	$ 319,529

Note 5 – Member's Equity

The Member's ownership in the Company is represented by Membership Units. Each Member's liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Delaware, no Member of the Company can be held liable for the individual actions of indebtedness of any other Member.

In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 6 – Subsequent Events

Management has evaluated subsequent events through February 28, 2019 the date on which the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosure.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	251,166
DEDUCTIONS		
NON-ALLOWABLE ASSETS		
Other Assets		48,905
NET CAPITAL	$	202,261
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required Net Capital		
6.67% of Aggr. Ind. or $5,000, whichever is greater	$	5,000
Excess Net Capital	$	197,261
Net Capital less the greater of 10% of Aggregate Indebtedness or 120% of the minimum dollar requirement	$	196,261
AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness	$	18,272
Ratio AI/NC		0.09
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital per Part II of Form X-17A-5, as amended	$	198,921
Adjustments:		
Accrued expenses		6,971
Record deferred rent revenue		(3,631)
	$	202,261

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
of Arcadia Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arcadia Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arcadia Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Arcadia Capital Partners, LLC stated that Arcadia Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Arcadia Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arcadia Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 27, 2019

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Arcadia Capital Partners, LLC.
EXEMPTION REPORT

Arcadia Capital Partners, LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

(1) Arcadia Capital Partners, LLC claimed an exemption from 240.15c3-3 under paragraph (k)(2)(ii) of the rule during the 2018 fiscal year.

(2) Arcadia Capital Partners, LLC. met the identified exemption provisions under 240.15c3-3(k)(2)(ii) during the most recent fiscal year without exception.

Arcadia Capital Partners, LLC. Exemption Report

I, Matt Greeson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Matthew Greeson
Date of Report: February 14, 2019